UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ADTRAN, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	000-24612	63-0918200
(State of Incorporation)	(Commission file number)	(I.R.S. Employer Identification Number)

901 Explorer Boulevard, Huntsville, Alabama 35806-2807

(Address of principal executive offices, including zip code)

(256) 963-8000

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

We have prepared a Conflict Minerals Report, which is attached to this Form SD as an exhibit. This Conflict Minerals Report includes a discussion of the due diligence procedures performed and the disclosures required by the SEC.

We have disclosed the information above, along with a copy of our Conflict Minerals Report and related materials, on our website, www.adtran.com under the links “About – Corporate Overview – Management System – CP401: Conflict Mineral Survey Policy.”

Item 1.02	Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ADTRAN, Inc.
(Registrant)

Date: May 25, 2017	/s/ Roger D. Shannon
Roger D. Shannon
Senior Vice President of Finance,
Chief Financial Officer,
Corporate Treasurer and Secretary
(Principal Financial Officer)